[AUSTIN GOLD LETTERHEAD]

April 25, 2022

Division of Corporation Finance
Office of Energy & Transportation

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated April 25 2022

Austin Gold Corp.

Amendment No. 5 to Registration Statement on Form S-1
Filed April 14, 2022

Amendment No. 6 to Registration Statement on Form S-1

Filed April 22, 2022

File No. 333-260404

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated April 25, 2022 (the “Comment Letter”) regarding the above-referenced Amendments No. 5 and No. 6 to the Registration Statement on Form S-1 (the “Registration Statement”) of Austin Gold Corp. (the “Company”, or “our”). For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Our responses are as follows:

Amendment No. 5 to Registration Statement on Form S-1 filed April 14, 2022

Staff Comment No. 1 - Report of Independent Registered Public Accounting Firm, page F-4

1.	In the second paragraph, we note your independent auditor’s opinion stating that “the consolidated financial statements present fairly….and the period then ended in conformity with International Financial Reporting Standards.” Please have your auditor revise the report to specify the appropriate period, as indicated in the first paragraph, and to clarify whether it meant to express in conformity with IFRS as issued by the International Accounting Standards Board (IASB), as indicated on pages F-3 and F-9.

Company Response to Staff Comment No. 1

1.	We have filed an updated auditor opinion with Amendment No. 7 to the Registration Statement that clarifies the appropriate period and expresses conformity with IFRS as issued by the International Accounting Standards Board (IASB).

United States Securities and Exchange Commission
April 25, 2022

Staff Comment No. 2 - Exhibit 23.1 - Consent of Independent Auditor, page II-7

2.	The consent from your independent auditor references the previous audit report dated April 9, 2021 instead of the new report dated March 15, 2022. Please obtain and file a new consent that references the correct audit report.

Company Response to Staff Comment No. 2

2.	We have filed an updated consent with Amendment No. 7 to the Registration Statement.

Amendment No. 6 to Registration Statement on Form S-1 filed April 22, 2022

Staff Comment No. 3 - General

3.	We note that your forum selection provision identifies the Supreme Court of British Columbia, Canada and the appellate Courts therefrom as the exclusive forum for certain litigation, including any “derivative action.” If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in Exhibit 3.2 states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Company Response to Staff Comment No. 3

3.	We hereby undertake to the Staff that we will include disclosure regarding the forum selection clause and our view that its provisions, including the provision regarding any “derivative action”, do not apply to actions arising under the Securities Act or Exchange Act, substantially similar to the language contained in the Registration Statement, in each of our future annual reports and registration statements as filed with the Commission.

Should you have any further comments or questions about Amendment No. 7 or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AUSTIN GOLD CORP.

By:	/s/ Dennis Higgs
Dennis Higgs
President